As filed with the Securities and Exchange Commission on April 9, 2002 Registration No. 0-49636

==============================================================================

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM 10-SB
                                AMENDMENT NO.1

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             VIKING SYSTEMS, INC.
                ----------------------------------------------
                (Name of Small Business Issuer in its Charter)


             Nevada                                            86-0913802
-------------------------------                            -------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)


2501 Dunlap Avenue, Suite 102, Phoenix, Arizona                85021
-----------------------------------------------              ----------
   (Address of principal executive offices)                  (Zip Code)

Issuer's telephone number:          (602) 678-5544
                                    --------------

Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered

              N/A                                           N/A
              ---                                           ---
Securities to be registered under Section 12(g) of the Act:

                  Common Stock, par value $0.001 per share
                  ------------------------------------------
                              (Title of Class)

==============================================================================

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                            VIKING SYSTEMS, INC.

                                  FORM 10-SB

                              TABLE OF CONTENTS

PART 1                                                                    Page

Item  1.     Description of Business .....................................  3

Item  2.     Management's Discussion and Analysis or Plan of Operation ...  8

Item  3.     Description of Property......................................  9

Item  4.     Security Ownership of Certain Beneficial Owners
              and Management.............................................. 10

Item  5.     Directors, Executive Officers, Promoters
              and Control Persons......................................... 11

Item  6.     Executive Compensation....................................... 13

Item  7.     Certain Relationships and Related Transactions............... 14

Item  8.     Description of Securities.................................... 15

PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters................. 16

Item  2.     Legal Proceedings............................................ 16

Item  3.     Changes in and Disagreements with Accountants................ 16

Item  4.     Recent Sales of Unregistered Securities...................... 17

Item  5.     Indemnification of Directors and Officers.................... 17

PART F/S

             Financial Statements......................................... 19

PART III

Item  1.     Index to Exhibits............................................ 19

Item  2.     Signatures................................................... 19

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                                    PART I
ITEM 1.  DESCRIPTION OF BUSINESS

History and Organization
------------------------
VIKING SYSTEMS, INC. ("Viking"), was incorporated in Nevada on May 28, 1998, for the purpose of providing training and curriculum for the information technology industry on "Open Source" topics. "Open Source" refers to software which has its source code open and available for anyone to see, utilize or alter. The cornerstone of "Open Source" software is the Linux operating system. Linux, a computer operating system like Windows or Unix, is different in that it is not proprietary as it is written and distributed under the GNU General Public License which means that its source code is freely-distributed and available to the general public.

Since our organization, we established a training center in Phoenix, Arizona and developed and taught three courses including: "Linux New User", "Linux Install and Config" and "Linux System Administration". We also developed and taught 8 mini-courses, typically 4 days each week for about 3 hours per evening, over a two week period, which gave participants a basic understanding of Linux. In conjunction with the training program, we developed three publications for classroom based instruction (including both student guides and instructor manuals) on: "Linux New User", "Linux Install and Config", and "Linux System Administration". Student and Instructor manuals for "Linux New User" are currently available for sale. Our clients for the training center have included employees of Corel, New Horizons, Productivity Point International, Compaq, Honeywell, DeVry Institute, Wave Technologies, Giant Industries, IQS (Japan), Vortex Data Systems, and (i)Structure, Inc.

However, the costs of maintaining the training center and the support to develop new curriculum exceeded the revenues we generated. Therefore, we determined that we should refocus our business plan to new areas that we believe will generate more revenues and be more cost efficient. Accordingly, since January of 2001, no new classes have been scheduled, nor are there any plans to schedule additional classes, although we will continue to sell our training publications and contract to provide training programs to those clients who request such training "on-site".

Current Business Plans
----------------------
Our new business plan is to offer a variety of software and hardware products and related support services based upon Linux and other "Open Source" tools, all under the heading of what we call "computer systems integration services." The business plan is divided into three areas, consisting of (1)software application products sales or "vertical market web based application" area,
(2) hardware sales and leasing, and, (3) training and support. Although we do not have contracts or agreements to sell any of the products currently under development, we hope to negotiate such agreements upon successful completion of the development process. However, there is no guarantee that any of these products will ever be commercially successful.

(1)   Vertical Market Web Based Applications

The first product currently being developed under this category is a web site creation application for real estate agents. Real estate agents will be able to create a web site by logging onto an administration page where they can choose from a variety of "looks" (styles) and colors to closely reflect what they want to represent them. Also from the administration page, the agents

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will be able to input information about themselves, their company, their affiliations, connections, and listings. Agents will be able to get and send email, upload pictures of their listings and input information to update or add listings right from an html page rather than going through an FTP or email client. Another feature includes a contact management database and activities which can interact with that database. For example, agents will be able to print out information sheets directly from their administration page based upon their listings. Through their contact manager, they will be able to send these information sheets or other materials to potential clients. Although the price for this service has not been set, we expect to charge a setup fee of between $100 and $200, depending on the number and complexities of services requested, and a monthly maintenance fee, which includes web hosting, a URL address, and system administration, estimated to be approximately $75 per month. If our plan is successfully implemented, we may consider expanding these services to include virtual tours, printing, and other services which a realtor might need.

Our plan for introducing this vertical market web based application area involves direct market advertising. This approach is accomplished through direct emails as well as direct mailings. We intend to send an html based presentation as an email which will have a link to our website where the potential client is able to view a complete demonstration of the product. As this is a web based product, the logical step of marketing through the web is natural. Similar "printed" material will be sent via regular mail to test that means of marketing as well. We have begun to research and compile a database of email and regular mail addresses for real estate agents, most of whom publish such information to make themselves easily accessible.

Competition is this area consists of many web design companies including many of the real estate companies with which agents have affiliations, such as Realty Executives, and Century 21, among others. Some of these companies provide personal web sites to their agents for a nominal fee. Other than real estate companies, Realtor.com is perhaps the largest affiliation for real estate agents and our largest national competitor as they provide web sites to agents for a relatively small fee. What sets us apart from all of these competitors is that these competitors offer an agent a self-administered web site, while our product offers much more. In addition to the web site, our product is a tool for helping build and maintain a real estate agent's business which also gives agents an internet based office accessible anywhere there is an internet connection.

We are considering other potential products for this vertical market web based application area including a web site application for small businesses similar to the real estate agent application. This future product will be designed for "mom and pop" small businesses which want to expand their services to the internet and would like to self-administer their site. Product functions would include the html-based back office, which would allow businesses to invoice, schedule, write letters, send emails, and have an online address book, as well as other business related tools. We have not done extensive research into a marketing plan or the competition for this proposed product.

We currently provide web hosting for businesses requesting those services. We are connected to a T-1 line at our current location and maintains our own servers. This web hosting service can be expanded as needed to accommodate any additional hosting requirements for the above products.

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(2)   Hardware Sales and Leasing

We are currently developing and researching a number of business-to-business solutions for companies. These solutions are based on the Linux operating system and open source technologies in order to provide reliability in any of these products. Products under development include:

  A. Portable Linux Server - This device is basically a portable internet connection device. Based upon wireless technology, this server can be set up
in any city where wireless service is available.   Our Portable Linux Server
will provide internet service for up to 8 workstations. The unit is about the size of a briefcase and can be configured for an internet connection and customized for email, fax, or other custom applications a client may need or request.

The primary target market for this device is corporations who need internet connections at conventions, seminars and other gatherings where internet connections are either too cost prohibitive or otherwise unavailable. We have had preliminary discussions concerning possible joint ventures with convention hosting companies and have received indications of interest, but have no definitive agreements or commitments.

Competition in this market is virtually unknown. Although there are wireless networks and wireless connections to the internet, the concept of a wireless server for an internet connection is new. Competition for such services at conventions and seminars is dependent on the cost of such services from those hosting an event as well as the availability of a wireless signal for our product. Where a signal is present, we believe our product, tentatively called "Helga", will have a competitive advantage because of its anticipated lower price, its portability and its capability of being configured to meet a wide range of needs. We intend to lease these services rather than to sell the unit. We have tested "Helga" in a limited area in Phoenix. However, the successful use of the product is completely dependent upon a good wireless connection. Unfortunately, Richochet, the major premier wireless provider in the Phoenix area, has gone into bankruptcy and other wireless services are limited. Therefore, this project is on hold, at least locally, until such time as new wireless providers establish them in the Phoenix marketplace.

  B. FaxBox - The concept behind the FaxBox is to create a single unit that takes the place of multiple fax machines dedicated to the reception of a large number of faxes. This unit is capable of handling from 4 to 32 inbound fax lines. Faxes are printed on a standard laser or ink jet printer. There is no monitor or keyboard attached to these units. Instead, there is a 4x20 LCD display panel to display the system status, and a telephone type keypad to control it. All configuration settings that are unique to each system are stored on a removable memory card which would allow Viking to easily maintain and service systems. We have built a demonstration unit. The fax receiving and printing software is already being demonstrated at three business sites in the Phoenix, Arizona region, including McDaniel Signs, CEO (a convention hosting company), and Progressive Computing, one of which receives over 300 faxes per week.

Competition in this market is difficult to assess because the usual business practice seems to be to have several fax machines set up to handle whatever load is required. To our knowledge, there is no commercial product being produced today with the features of our proposed product. Our product will have a competitive advantage due to lower consumables costs, (such as using one toner cartridge vs. many for several fax machines), better reprint

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capability, faster receive times, and the ability to handle a greater volume of documents. We intend to lease these units as well. By doing so, we anticipate that a great deal of on-site administration difficulties will be eliminated as a FaxBox unit can be returned and another issued when problems arise.

We are researching other hardware products for development which include:

 - ID Card System - The concept for this system would be a Linux based computer driving an Eltron badge printer. Currently such printers are being driven with computers containing proprietary operating systems and software. Linux is a free operating system. We believe we can eliminate the need for unnecessary license fees by using Linux and using our own software.

 - Data Collection System - These are small units that would accept cards printed by the above ID Card System. Applications for these items are mainly trade shows where the attendees get their ID Card printed and present the cards at various booths at the show. The attendee's card is swiped, and information about the attendee is recorded for the vendor to follow up on later.

 - Digital Juke box Systems - This system is intended for home use utilizing a purchaser's own CD library and converting the CDs to other formats for storage and playback. Through networking, each room in a purchaser's home or business could have a custom touch screen viewing monitor control panel.

(3)   Training and Support Services

Our training programs have been well received by the participants, although our own training site never developed a sufficient client volume to be cost effective. However, we believe we can offer cost effective contract services providing on-site training programs to clients who wish to take advantage of our experience and training materials. We intend to market these training services by utilizing our own website, and making it easily accessible for search engines like Google. We will also send emails to our own client list and prospective clients of trainer availability. We consider Evan Blomquist the key to success in this area as he is the first "SAIR certified" instructor in the world and has taught Linux internationally. He is also a co-author of "Red Hat" Linux for Dummies. _Competition in this area includes every school or company currently involved in Linux training, from "New Horizon's" to "Red Hat Linux", however, many of these schools seek the help of experienced trainers to help them in special situations. We have on many occasions, "trained the trainer".

In addition, we intend to provide support and servicing to all clients utilizing our software and hardware products. As our client base increases, we anticipate that the service component in this area will increase without any additional marketing efforts. Because we intend to continue to update our existing products and continue to develop new products, we expect to maintain a competitive advantage in both experience and product knowledge for offering such support services.

Our success in all of these business areas will be dependent on our ability to secure future financing or partnership agreements. At this time, we have developed our current products on a contingency basis of payment only on successful completion. However, we may not be successful in getting completed products to market without additional resources.

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Supplies
--------
We use "off the shelf" products to develop or hybrid what we need. There are currently a great number of supply sources to choose from, however we consider quality and pricing to be paramount.

Research and Development
------------------------
Our software products are being developed on "spec" meaning we intend to pay compensation in stock or cash only upon the completion and/or success of each working product. We estimate that the development of hardware related products will require estimated additional funding of a minimum of $50,000 up to $250,000. Marketing resource needs could equal that amount. We are currently working on the web based applications part of our business as it has the greatest potential for cost effective returns. We will devote as much time as needed to bring our web based applications business to market before pursuing our hardware based business.

Intellectual Property Rights
----------------------------
At this time, we have not sought intellectual property protection for any of our proposed products.

Personnel
---------
We currently have four employees working on a contingency basis pending the successful marketing of current software and hardware products. There are no employment contracts or alternative compensation arrangements in place at this date.

Facilities
----------
Our corporate office is located at 2501 West Dunlap Ave. Suite 102, Phoenix, AZ 85021, which provides office space of approximately 500 sq feet for our officers. See Item 3, DESCRIPTION OF PROPERTIES.

Government Regulation
---------------------
To the best of our knowledge, there are no government regulations in place or proposed that would have a significant effect on our business.

Reasons for Registration
------------------------
We are voluntarily filing this registration statement on Form 10SB in order to make information concerning ourselves more readily available to the public, in particular to meet the listing requirements for the NASDAQ OTC Bulletin Board (the "OTCBB").

As a result of filing this registration statement, we are obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. We intend to continue to voluntarily file these periodic reports under the Exchange Act even if our obligation to file such reports is suspended under applicable provisions of the Exchange Act.


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ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Cautionary Statement Regarding Forward-looking Statements
---------------------------------------------------------
This report may contain "forward-looking" statements. Examples of forward-looking statements include, but are not limited to: (a) projections of revenues, capital expenditures, growth, prospects, dividends, capital structure and other financial matters; (b) statements of plans and objectives of our management or our Board of Directors; (c) statements about our future economic performance; (d) statements of assumptions underlying other statements and statements about us and our business relating to the future; and (e) any statements using the words "anticipate," "expect," "may," "project," "intend" or similar expressions.

Results of Operations
---------------------
General
-------
Until January 2001, our revenues have been generated primarily by its Linux training programs and sales of training materials. Since January 2001, no training classes have been scheduled, and our revenues have been generated primarily through consulting services and system and networking setups, website designing and web hosting.

Year ended December 31, 2001 compared year ended December 31, 2000
------------------------------------------------------------------
Our total revenues for the year ended December 31, 2001 were $13,059 compared to $85,945 for the year 2000. The substantial decrease in revenues is attributable the change in our business strategy and the resulting decrease in training revenues as we make the transition to our new products. Our general and administrative expenses for the year ended December 31, 2001 declined to $58,863 from $229,530 for the same period in the prior year because we reduced staff and office expenses when we stopped running our training programs. We expect general and administrative expenses will exceed revenues for the next six to twelve months as we continue to develop our new products and attempt to bring the new products to market, although we intend to keep such expenses to a minimum during this period.

We experienced a net loss of $45,804 for the year ended December 31, 2001 compared with a net loss of $143,585 for the year 2000. The loss per share for the year ended December 31, 2001 was $0.02 based on a weighted average common shares of 2,197,208, compared to $0.11 based on a weighted average common shares of 1,329,613 for the year ended December 31, 2000.

Liquidity and Capital Resources
-------------------------------
At December 31, 2001, we had a working capital deficit of $24,076, with cash of $1,216, accounts receivable of $1,130 and prepaid expenses of $702. The source of our liquidity in 2001 and 2000 was primarily the issuance of common stock and loans from related parties.

Cash used in operations for the year 2001 was $43,930, compared to $118,263 used in operating activities in the year 2000. In 2001, our accounts receivable decreased due to our switch from training programs and services to product development. In 2001, we eliminated a cash overdraft and reduced our accounts payable compared to 2000.

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Cash used by investing activities in 2001 was $129 for equipment purchases, compared to $8,726 for equipment purchases in 2000 related to our training programs. Our management expects to limit investing activities until revenues begin to rise.

Cash from financing activities in 2001 totaled $45,275, consisting of $10,275 in loans from related parties and $35,000 from the sale of our restricted common stock. By comparison, in 2000 cash from financing activities was $126,936, including $20,785 in loans from related parties and $106,151 from the sale of our common stock.

In fiscal 2001, we issued 350,000 shares of restricted common stock in a private placement at a price of $0.10 per share for aggregate proceeds of $35,000. In addition, we issued 765,000 shares of restricted common stock to various parties at a price of $0.10 per share for conversion of debt in the amount of $76,500. Of these shares, 350,000 were issued to Dennis Blomquist, our president, 50,000 were issued to Evan Blomquist, a director, and 150,000 were issued to Leon Hauck, our vice-president.

Because we had an accumulated deficit of $276,160 at December 31, 2001, have a working capital deficit and limited internal financial resources, the report of our auditor at December 31, 2001 contains a going concern modification as to our ability to continue. During 2001, we began to effect measures to reduce cash outflows and increase working capital through the issuance of additional shares of common stock for cash, services and conversion of debt.

In 2002, we are aware of our ongoing cash requirements and have implemented a cash flow plan, including continued limiting of general and administrative expenses. Additionally, we have developed an overall strategy and certain financing options to meet our ongoing need for the next twelve months. We intend to continue to raise operating capital through debt financing from certain current shareholders and also through the sale of additional common stock. We expect to be able to raise sufficient funds through the above means to finance operations for the next twelve months, however we have no specific commitments for loans or for the purchase of any securities at the date of this filing.

Impact of Inflation
-------------------
We do not anticipate that inflation will have a material impact on our current or proposed operations.

Seasonality
-----------
We have not experienced significant variations in sales of products attributable to seasonal factors.

ITEM 3.  DESCRIPTION OF PROPERTY

We rent space on a month to month basis at 2501 Dunlap Avenue, Suite 102, Phoenix, Arizona 85021. The current rental rate is $650 per month. We anticipate that our current space will be adequate for the next twelve months.

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ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of December 31, 2001 the name and address and the number of shares of our common stock, par value $0.001 per share, held of record or beneficially by each person who held of record, or was known by us to own beneficially, more than 5% of the 2,471,150 shares of our common stock issued and outstanding, and the name and shareholdings of each of our directors and of all of our officers and directors as a group.

Security Ownership of Certain Beneficial Owners
-----------------------------------------------
Title of Class     Name and Address            Number of Shares  % of Class(1)
--------------     ----------------            ----------------  ----------
Common Stock       Evan Blomquist                      550,000      22.3
                   18635 North 22nd Lane
                   Phoenix, AZ 85027

Common Stock       Dennis Blomquist                    850,000      34.4
                   7777 E. Main Street, #251
                   Phoenix, AZ 85251

Common Stock       Richard Wallace                     535,000      21.6
                   151 South Thurston Ave.
                   Los Angeles, CA 90049

Securities Ownership of Management
----------------------------------

Common Stock      Dennis Blomquist, President,
                   Treasurer and Director               - See above -

Common Stock      Leon Hauck, Vice President,          150,000       6.1
                   Secretary and Director

Common Stock      Evan Blomquist,
                   Director                             - See above -

Common Stock       Officers and Directors            1,550,000      62.7
                    As a Group (3 persons)
------------------------------
In the preceding table:
(1) percentages have been rounded to the nearest 1/10 of 1%.

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ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The names and ages of our executive officers and directors and the positions held by each of them are set forth below:

  Name                  Age   Position                Dates Served
  ----                  ---   --------                ------------
  Dennis Blomquist       49   President and Director  1998 to 2001 as Vice
                                 and Treasurer        president and director,
                                                      appointed as President
                                                      in March 2001

  Leon Hauck             38   Vice President and      March 2001 to present
                              Secretary

  Evan Blomquist         39   Director                1998 to present

     All directors of the Company will hold office until the next Annual Meeting of Shareholders and until their successors have been elected and qualified.

Dennis Blomquist. Mr. Blomquist is one of our founders, serving as our Vice-president from inception in May 1998 until March 2001, when he was appointed as President and Treasurer. In addition to his work for us, he has been self employed for the past eight years as a business consultant providing data base administration, development and computer related services to a variety of businesses. From June 1996 to December 1997, Mr. Blomquist worked for Parami Productions, Inc., Studio City, California, a film and television development company as director of development. Mr. Blomquist has had experience as an officer, director, or in similar positions of certain non-public companies, the most recent of which association ended more than ten years ago. From 1993 to 1998, Mr. Blomquist was an officer and director of Rexford, Inc., a public company which had no business operations during his tenure and which subsequently was merged into Lexon Technologies, Inc. in 1998.

Leon Hauck joined us in March 2001 as Vice-president and Secretary, although Leon has been a consultant for our training programs and done work for us as a systems administrator since 2000. From 1986 to 1997, Leon worked for Paychex Inc in many positions, including Computer Operations, Regional and National Technical Support Services, and Systems Programming. In 1997, Leon left Paychex to pursue a career as an independent computer consultant in the Phoenix area. In this capacity, he has specialized in network installation and administration, office automation, and web site and network infrastructure development. With the advent of the Linux operating systems he has worked to integrate Linux servers into their networks to simplify and enhance the services at these sites. Some of these innovations (not necessarily Linux based) include:

- Centralized fax services (soon to be a standalone marketable product)
- Integration of legacy database systems into web sites
- Bar code enabling invoicing systems to streamline processing
- Setup of internet access via wireless broadband in local networks
- Customs Windows software applications
- Portable wireless-based broadband internet gateways

Some of the companies that Leon performed computer consulting and programming services for include:


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Haagen Daz of Phoenix, MacDaniel Signs, Corporate Events Organizers, Gainey
Ranch Maintenance, Global Site Management, Raising Arizona Kids Magazine, The River Exchange, EZSolutions, Gordon's Art Reference, and Blank Place, Inc. Leon's extensive background in computer programming includes: c, c++, pascal/delphi, dbase, java, html, php, unix shell scripting, perl, python, tcl/tk, and sql, along with system administration of Unix (HP/UX and Linux) and MS Windows.

Evan Blomquist has 20 years of experience in the technology and information systems industry. Mr. Blomquist has worked in various positions, such as programmer, analyst, field service engineer, MIS coordinator, project leader and instructor. In 1995, Mr. Blomquist founded Media-23, an information systems consulting service for the electronic publishing industry. From 1996 to 1997, Mr. Blomquist was an instructor for Infinisys, Inc./CTS University, Phoenix, Arizona, providing classroom training and instructions on topics including; C/C++ Programming, Unix for New Users, Unix System Administration, HTML, Web Authoring, and SQR. Mr. Blomquist received a B.S. in Commercial Recreation Management from the University of Utah in 1988.








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ITEM 6. EXECUTIVE COMPENSATION

     The following tables set forth certain summary information concerning the compensation paid or accrued for each of our last three completed fiscal years to our chief executive officer and each of our other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 2001, the end of our last completed fiscal year):

                          SUMMARY COMPENSATION TABLE

                                                         Long Term Compensation
                                                        ----------------------

                     Annual Compensation               Awards       Payouts
                                            Other      Restricted
Name and                                    Annual      Stock     Options  LTIP     All other
Principal Position Year  Salary   Bonus($) Compensation Awards   /SARs    Payout  Compensation
------------------ ----  ------   -------- ------------ ------   -------  ------  ------------
Dennis Blomquist,   2001  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-
President from      2000  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-
March 2001 forward  1999  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-

Evan Blomquist,     2001  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-
President until     2000  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-
March 2001          1999  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-


Options/SAR Grants in Last Fiscal Year
--------------------------------------
     None.

Bonuses and Deferred Compensation
---------------------------------
     None.

Compensation Pursuant to Plans
------------------------------
     None.

Pension Table
-------------
     Not Applicable.

Other Compensation
------------------
     None.

Transactions with Promoters
---------------------------
Our officers and directors may be deemed to be promoters and, other than the transactions disclosed in ITEM 7 below, we have not engaged in any other transactions with promoters.


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ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information set forth below is provided by us based on what we believe may be material to the shareholders in light of all the circumstances of the particular case. The significance of the transactions disclosed may be evaluated by each shareholder after taking account the relationship of the parties to the transactions and the amounts involved in the transactions.

We periodically have received loans from officers and shareholders to fund continuing operations. At December 31, 2001, we owed $12,688 to such lenders with no specific repayment terms.

We subleased office space to an officer during the 2001 fiscal year on a month to month basis. We received a total of $3,900 related to this rental.

Shares for Debt Conversion
--------------------------
In April 2001, we issued an aggregate of 765,000 shares of our restricted common stock for the conversion of $76,500 in outstanding debt. Of these shares, 350,000 were issued to Dennis Blomquist, our president, 50,000 were issued to Evan Blomquist, a director, and 150,000 were issued to Leon Hauck, our vice-president.

Founders' Shares
----------------
In May 1998, we issued an aggregate of 1,000,000 founders' shares to Evan and Dennis Blomquist for services in connection with the our formation, and contribution of proprietary technology and services for our initial operations.

Private placement
-----------------
In May 1998, we issued 200,000 shares of our restricted common stock to accredited investors, at a price of $0.10 per share for an aggregate of $20,000 cash.

Shares Issued for Legal Services
--------------------------------
In May 1998, we issued 50,000 shares of our restricted common stock to Elliott
N. Taylor, a partner in the law firm Taylor and Associates, Inc., Salt Lake City, Utah, as partial payment for legal services provided in connection with its formation and organization. The portion of the legal services provided by Mr. Taylor for which the shares were issued was valued at $0.10 per share, for total consideration of $5,000.

Lock-up Agreements
------------------
In connection with our initial public offering, Evan and Dennis Blomquist (who own an aggregate of 1,000,000 shares of our issued and outstanding common stock), and other founders (who own in aggregate 100,000 shares of our issued and outstanding common stock) executed lock-up agreements which restrict sales of their shares. The restrictions prohibited all sales of shares held by them for two years following the completion of the public offering on June 1, 2000. After two years from the completion of the offering, 2 1/2% of the locked-up
shares may be released for sale each quarter.   All remaining restricted
shares may be released on the anniversary of the fourth year from the completion of the public offering. The shareholders subject to the lock-up have agreed that we may place a legend on the certificates representing the shares and/or may issue appropriate stop-transfer instructions to our transfer agent.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock
------------
We are authorized to issue 20,000,000 shares of $0.001 par value common stock. At December 31, 2001, 2,471,150 shares were issued and outstanding. The holders of our common stock are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. Shares of common stock do not carry cumulative voting rights.

Our shareholders have no pre-emptive rights to acquire additional shares of our common stock or other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of our liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of common stock, when issued, will be validly issued, fully paid, and nonassessable.

Holders of common stock are entitled to receive such dividends as our board of directors may from time to time declare out of funds legally available for the payment of dividends. We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay cash dividends in the foreseeable future.

Preferred Stock
---------------
We are authorized to issue 5,000,000 shares of $0.001 preferred stock.
At December 31, 2001, no shares were issued and outstanding. The authority to issue the preferred stock is vested in our board of directors, which has authority to fix and determine the powers, qualifications, limitations, restrictions, designations, rights, preferences, or other variations of each class or series within each class which we are authorized to issue.

Options
-------
None.

                                 PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The following table sets forth, for the respective periods indicated, the prices of our common stock as quoted in the National Quotation Bureau's Pink Sheets over the counter internet quotation service. Our common stock has been listed by the Pink Sheets under the symbol "VKSY" beginning in October 2000. Such over the counter market quotations are based on inter-dealer bid prices, without markup, markdown or commission, and may not necessarily represent actual transactions.

                                                   Bid Quotation
                                                   -------------
Fiscal Year 2001                          High Bid              Low Bid
----------------                          --------              -------
Quarter ended 12/31/01                  $   1.05              $  0.75
Quarter ended 9/30/01                     $   1.20              $  1.00
Quarter ended 6/30/01                     $   1.15              $  1.00
Quarter ended 3/31/01                     $   2.00              $  1.00

Fiscal Year 2000                          High Bid              Low Bid
----------------                          --------              -------
Quarter ended 12/31/00                  $   2.00              $  0.75
Quarter ended 9/30/00                     $   n/a               $   n/a
Quarter ended 6/30/00                     $   n/a               $   n/a
Quarter ended 3/31/00                     $   n/a               $   n/a

Fiscal Year 1999                          High Bid              Low Bid
----------------                          --------              -------
 N/A                                        N/A                   N/A

Fiscal Year 1998                          High Bid              Low Bid
----------------                          --------              -------
 N/A                                        N/A                   N/A


     The number of shareholders of record of our common stock as of December 31, 2001, was approximately 80.

     We have not paid any cash dividends to date and do not anticipate paying dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

     We are not a party to any pending legal proceedings and no such action by or against us, to the best of our knowledge, has been threatened.



ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      We have not changed nor had any disagreements with our independent certified accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

In May 1998, we issued an aggregate of 1,000,000 founders' shares to Evan and Dennis Blomquist for services in connection with our formation, and the contribution of proprietary technology and services for our initial operations. The above shares were issued in reliance on the exemption from registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Act"), set forth in Section 4(2) of the Act and the regulations promulgated thereunder.

In May 1998, we sold 200,000 shares of restricted common stock to accredited investors, at a price of $0.10 per share for an aggregate of $20,000 cash.
The above shares were issued in reliance on the exemption from registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Act"), set forth in Section 4(2) of the Act and the regulations promulgated thereunder.

In May 1998, we issued 50,000 shares of restricted common stock as payment for legal services in connection with our organization. The legal services provided were valued at $0.10 per share, for total consideration of $5,000. The above shares were issued in reliance on the exemption from registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Act"), set forth in Section 4(2) of the Act and the regulations promulgated thereunder.

During the year ended December 31, 2000, we sold 106,150 shares of common stock at a purchase price of $1.00 per share for aggregate offering proceeds of $106,150. The offering was made under the qualification provisions of
Section 61-1-10 of the Uniform Securities Act of the state of Utah, and is believed by us to be exempt from registration under federal law pursuant to
Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rule 504 of Regulation D, promulgated under the Act. The shares of common stock were offered by our officers and directors exclusively to residents of the state of Utah. No commissions were paid in connection with the offer and sale of these shares. All purchasers were provided with an offering prospectus containing the type of information regarding us specified under Rule 502(b)(2) of Regulation D.

In March 2001, we sold 350,000 shares of restricted common stock to an accredited investor at a price of $0.10 per share for aggregate proceeds of $35,000. The above shares were issued in reliance on the exemption from registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Act"), set forth in Section 4(2) of the Act and the regulations promulgated thereunder.

In April 2001, we issued 765,000 shares of restricted common stock to related parties at a price of $0.10 per share, for the conversion of $76,500 in outstanding debt. The above shares were issued in reliance on the exemption from registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Act"), set forth in Section 4(2) of the Act and the regulations promulgated thereunder.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The following is a brief summary of certain indemnification provisions of our certificate of incorporation and the Nevada Revised Statutes. This summary is qualified in its entirety by reference to the text thereof.

Section 78.751 of the Nevada Revised Statutes confers on a director or officer an absolute right to indemnification for expenses, including attorneys' fees, actually and reasonably incurred by him to the extent he is successful on the merits or otherwise in defense of any action, suit, or proceeding. This section also entitles a director or officer to partial indemnification against expenses to the extent that he has been successful in defending any claim, issue, or matter asserted in such proceeding. The Nevada Revised Statutes indemnification section further permits the corporation to indemnify officers and directors in circumstances where indemnification is not mandated by the statute and certain statutory standards are satisfied.

The Nevada Revised Statutes expressly make indemnification contingent upon a determination that indemnification is proper in the circumstances. Such determination must be made by the board of directors, the shareholders, or independent legal counsel. The Nevada Revised Statutes also permit a corporation, in its articles of incorporation, bylaws, or an agreement, to pay attorneys' fees and other litigation expenses on behalf of a corporate official in advance of the final disposition of the action upon receipt of an undertaking by or on behalf of the corporate official to repay such expenses to the corporation if it is ultimately determined that he is not entitled to be indemnified by the corporation. The corporation may also purchase and maintain insurance to provide indemnification.

The Nevada Revised Statutes also provide that indemnification authorized by the statute is not exclusive of, but is in addition to, indemnification rights granted under a corporation's articles of incorporation, an agreement, or pursuant to a vote of shareholders or disinterested directors.

The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to Section 78.751 of the Nevada Revised Statues.

Our articles of incorporation and bylaws contain specific provisions relating to indemnification of our directors, officers, employees, and/or agents, which provide that we will indemnify our officers and directors to the full extent permitted by the above referenced statute. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                 PART F/S

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The balance sheet of Viking Systems, Inc. as of December 31, 2001 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2001 and 2000, have been examined to the extent indicated in their reports by Tanner + Co., independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein.




                                  PART III

ITEM 1.  INDEX TO EXHIBITS

     Copies of the following documents are included as exhibits to this amended Form 10SB pursuant to Item 601 of Regulation SB.

         SEC
Exhibit  Reference
No.      No.        Title of Document                   Location
-------  ---------  -----------------                   --------
3.01     3          Articles of Incorporation and
                     amendments thereto                 Original filing
3.02     3          Bylaws                              Original filing
4.01     4          Specimen Stock Certificate          Original filing






ITEM 2.  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, we have caused this amended registration statement to be signed on our behalf by the undersigned, thereunto duly authorized.

                                          VIKING SYSTEMS, INC.


DATED: April 9, 2002                      /S/Dennis Blomquist, President
                                           (Chief Executive Officer and
                                            Principal Accounting Officer)

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
Viking Systems, Inc.


We have audited the accompanying balance sheet of Viking Systems Inc. as of December 31, 2001, and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2001 and 2000 These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viking Systems, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has continual losses and cash outflows from operations and has a stockholders' deficit. These factors raise substantial doubt about its ability to continue as a going concern. Management's plan regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Salt Lake City, Utah
March 25, 2002

Viking Systems, Inc.
Balance Sheet




                                                                 December 31,
                                                                     2001
                                                                 ------------
Assets
------
Current assets:
   Cash                                                          $      1,216
   Accounts receivable                                                  1,130
   Prepaid expenses                                                       702
                                                                 ------------
     Total current assets                                               3,048
                                                                 ------------
Property and equipment, net of
 accumulated depreciation of $15,645                                    3,254
                                                                 ------------
     Total assets                                                $      6,302
                                                                 ============

Liabilities and Stockholders' Deficit
-------------------------------------
Current liabilities:
   Accounts payable                                              $     27,124
                                                                 ------------
     Total current liabilities                                         27,124
                                                                 ------------
Long-term related party notes payable                                  12,688
                                                                 ------------
Total liabilities                                                      39,812
                                                                 ------------
Stockholders' deficit:
   Preferred stock, $.001 par value,
    5,000,000 shares authorized, no
    shares issued and outstanding                                           -
   Common stock $.001 par value,
    20,000,000 shares authorized;
    2,471,150 shares issued and outstanding                             2,471
   Additional paid-in capital                                         240,179
   Accumulated deficit                                               (276,160)
                                                                 ------------
Total stockholders' deficit                                           (33,510)
                                                                 ------------
Total liabilities and stockholders' deficit                      $      6,302
                                                                 ============


See accompanying notes to financial statements.

Viking Systems, Inc.
Statement of Operations


                                             Years Ended
                                             December 31,
                                          2001          2000
                                       ---------     ----------
Revenue                                $  13,059     $   85,945

Selling, general and
 administrative expenses                 (58,863)      (229,530)
                                       ---------     ----------
Net loss                               $ (45,804)    $ (143,585)
                                       =========     ==========
Net loss per common share
 - basic and diluted                   $    (.02)    $     (.11)
                                       =========     ==========
Weighted average common
 shares - basic and
 diluted                               2,197,208      1,329,613
                                       =========     ==========





See accompanying notes to financial statements.

Viking Systems, Inc.
Statement of Stockholders' Deficit

Years Ended December 31, 2001 and 2000

                                                                        Additional
                         Preferred Stock            Common Stock         Paid-in    Accumulated
                      Shares       Amount       Shares        Amount     Capital      Deficit       Total
                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
Balance at,
December 31, 1999            -            -    1,250,000        1,250       23,750      (86,771)     (61,771)

Issuance of common
 stock for cash              -            -      106,150          106      106,044            -      106,150

Net loss                     -            -            -            -            -     (143,585)    (143,585)
                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
Balance at,
December 31, 2000            -            -    1,356,150        1,356      129,794     (230,356)     (99,206)

Issuance of common
 stock for cash              -            -      350,000          350       34,650            -       35,000

Conversion of debt
 to common stock             -            -      765,000          765       75,735            -       76,500

Net loss                     -            -            -            -            -      (45,804)     (45,804)
                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
Balance at
December 31, 2001            -   $        -    2,471,150   $    2,471   $  240,179   $ (276,160)  $  (33,510)
                    ==========   ==========   ==========   ==========   ==========   ==========   ==========





See accompanying notes to financial statements.

Viking Systems, Inc.
Statement of Cash Flows
                                            Years Ended
                                            December 31,
                                          2001          2000
                                       ---------     ---------
Cash flows from
 operating activities:
 Net loss                              $ (45,804)    $(143,585)
 Adjustments to reconcile
  net loss to net cash
  used in operating
  activities:
   Depreciation expense                    6,214         6,170
 Decrease (increase) in:
   Accounts receivable                     5,287          (320)
   Prepaid expense                          (227)         (285)
 Increase (decrease) in:
   Cash overdraft                         (2,630)        2,630
   Accounts payable                       (6,770)       17,128
                                       ---------     ---------
     Net cash used in
      operating
      activities                         (43,930)     (118,262)
                                       ---------     ---------
Cash flows from
 investing activities -
 property and equipment
 purchases                                  (129)       (8,726)
                                       ---------     ---------
Cash flows from
 financing activities -
 Proceeds from related
  party payables                          10,275        20,785
 Issuance of common stock                 35,000       106,150
                                       ---------     ---------
Net cash provided by
  financing activities                    45,275       126,935
                                       ---------     ---------
Net increase (decrease)
 in cash                                   1,216           (53)

Cash, beginning of year                        -            53
                                       ---------     ---------
Cash, end of year                      $   1,216     $       -
                                       =========     =========

Supplemental Cash Flow Information:

 - During the year ended December 31, 2001, the Company issued 765,000 shares of common stock to retire long-term related party notes payable of $76,500.
 - No amounts were paid for interest or income taxes during the years ended December 31, 2001 and 2000.



See accompanying notes to financial statements.

Viking Systems, Inc.
Notes to Financial Statements
December 31, 2001 and 2000


1. Organization and Summary of Significant Accounting Policies

Organization and Business
-------------------------
Viking Systems, Inc., (the Company) was organized as a corporation in the state of Nevada on May 28, 1998, for the purpose of providing training and curriculum for the information technology industry. During 2001 the Company changed its business focus to the development of software applications, hardware sales and leasing, and training and support. The Company has, at the present time, not paid any dividends. Dividends that may be paid in the future will depend on the financial requirements of the Company and other relevant factors.

Concentration of Credit Risk
----------------------------
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents
-------------------------
The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Property and Equipment
----------------------
Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the useful lives of the equipment. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. Gains and losses on sale of property and equipment are reflected in operations.

Income Taxes
------------
Deferred income taxes are provided, in amounts sufficient to give affect to timing differences between financial and tax reporting.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Viking Systems, Inc.
Notes to Financial Statements
December 31, 2001 and 2000

1. Organization Summary of Significant Accounting Policies (Continued)

Earnings Per Common and Common Equivalent Share
-----------------------------------------------
The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year.

The computation of diluted earnings per common share is based on weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of stock options and/or warrants outstanding using the treasury stock method and the average market price per share during the year. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive.


2. Going Concern

The accompanying financial statements have been prepared under the assumption that the Company will continue as a going concern. Such assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As shown in the financial statements for the years ended December 31, 2001 and 2000, the Company has incurred losses and net cash outflows from operating activities. The Company also has negative working capital and a stockholders' deficit as of December 31, 2001. These factors raise substantial doubt about the Company's ability to continue as a going concern.

The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitability. Potential sources of cash include sale of the Company's stock, profitable operations, external debt, or alternative methods such as mergers or sale transactions. No assurances can be given, however, that the Company will be able to obtain any of these potential sources of cash.


3. Proprietary Technology

When the Company was formed, 1,000,000 shares of common stock were issued in exchange for proprietary technology valued at $-0- based on the historical cost of the transferors of the technology.

Viking Systems, Inc.
Notes to Financial Statements
December 31, 2001 and 2000

4. Income Taxes

The difference between income taxes at statutory rates and the amount presented in the financial statements is a result of the following:

                                                       2001        2000
                                                    ---------   ---------
  Income tax benefit at statutory rate             $    9,000  $   40,000
  Change in valuation allowance                        (9,000)    (40,000)
                                                    ---------   ---------
                                                   $        -  $        -
                                                    =========   =========

Deferred tax assets are as follows:

                                                       2001        2000
                                                    ---------   ---------
  Operating loss carryforward                      $   55,000  $   46,000
  Valuation allowance                                 (55,000)    (46,000)
                                                    ---------   ---------
                                                   $        -  $        -
                                                    =========   =========

The Company has a net operating loss of approximately $276,000 which begins to expire in 2019. The amount of net operating loss carryforward that can be used in any one year will be limited by significant changes in ownership of the Company and by the applicable tax laws which are in effect at the time such carryforwards can be utilized.


5. Related Party Transactions

During the year ended December 31, 2001 the Company subleased office space to an officer/shareholder on a month to month basis. Total revenues related to this agreement during the year ended December 31, 2001 was $3,900.

The Company has periodically received financing from officers/ shareholders. As of December 31, 2001, the Company owed $12,688 related to this financing with no specific terms for repayment.

Viking Systems, Inc.
Notes to Financial Statements
December 31, 2001 and 2000

6. Recent Accounting Pronouncements

In July 2001, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. It requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. SFAS 142 is required to be applied for fiscal years beginning after December 15, 2001. Currently, the Company has no recorded goodwill and will assess how the adoption of SFAS 141 and SFAS 142 will impact its financial position and results of operations in any future acquisitions.

The FASB recently issued FASB Statement No. 143 Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of leases. This Statement amends SFAS 19. The effective date for this Statement is June 15, 2002. Currently, the Company has no plans to retire any of its tangible long-lived assets.

The FASB recently issued FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The new guidance resolves significant implementation issues related to FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Statement 144 is effective for fiscal years beginning after December 15, 2001. Management does not expect the Statement to have a material impact on its financial position or results of operations.